SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBIT

Item

1.	Circular dated June 5, 2006 regarding the Summary Report of Form 20-F for the year ended December 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: June 13, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

IMPORTANT NOTES

This Summary Report was despatched to the holders of American Depositary Receipts on June 12, 2006 in compliance with the New York Stock Exchange Listed Company Manual. The content of this Summary Report is extracted from the Company’s annual report on Form 20-F as filed with the Securities and Exchange Commission of the United States on May 11, 2006.

(Incorporated in Hong Kong with limited liability)

Summary Report of Form 20-F
for the year ended December 31, 2005

(Incorporated in Hong Kong with limited liability)

Dear holders of American Depositary Receipts,

On May 11, 2006, PCCW filed its 2005 Form 20-F with the SEC. Our consolidated financial statements included in the 2005 Form 20-F are prepared in accordance with HK GAAP, which is our primary reporting framework. HK GAAP differs in certain significant respects from US GAAP. This Summary Report is to provide you with extracts of the 2005 Form 20-F that describe these differences.

A copy of the complete 2005 Form 20-F is available on the SEC’s website at www.sec.gov and at the Company’s registered office in Hong Kong.

Alexander Anthony Arena
Group Chief Financial Officer
June 5, 2006

EXTRACTS FROM THE 2005 FORM 20-F

The following is extracted and summarized from the 2005 Form 20-F filed with the SEC.

Our primary financial statements are prepared in accordance with HK GAAP, which differs in certain significant respects from US GAAP. The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to equity holders of the Company to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

	Year ended December 31,
	Note(s)	2005	2004	2003
		HK$ million	HK$ million	HK$ million
Profit/(Loss) attributable to equity holders of
the Company as reported under HK
GAAP*		1,595	1,556	(6,111)
US GAAP adjustments*:
Provision for impairment of goodwill
attributable to	(a)
— subsidiaries		(1,037)	(13,224)	(6)
— investments equity accounted for		—	—	(203)
Amortization of goodwill	(a)	—	63	82
Provision for impairment of intangible
assets	(b)	—	(3,389)	—
Amortization of intangible assets	(b)	(154)	(283)	(283)
Mark-to-market of marketable equity
securities and derivative instruments	(c) & (m)	—	(397)	(641)
Employee stock option schemes	(d)	79	84	(15)
Depreciation of investment properties	(g)	(159)	(191)	(291)
Property revaluation	(g)	(2)	—	—
Deferral of up-front fees	(h)(i)	(168)	(218)	(204)
Revenue arising from pre-sales of
properties under development	(h)(ii)	69	—	—
Expenses relating to non-employee stock
options	(i)	(33)	(42)	(53)
Retirement scheme costs	(k)	(564)	(214)	(57)
Disposal of PCCW Tower	(n)	16	—	—
Equity pick up of results of Reach	(o)	121	(136)	—
Convertible bonds	(p)	36	32	44
Acquisition of SUNDAY	(q)	22	—	—
Loss on extinguishment of debts	(r)	(228)	—	—
Deferred taxes arising from other GAAP
differences	(t)	295	726	93
Others	(u)	(54)	(34)	86

Net loss		(166)	(15,667)	(7,559)

*	Figures for 2004 and 2003 have been restated as a result of adoption of new and revised HKFRSs, which are issued by the HKICPA, in 2005.

Year ended December 31,
	2005	2004	2003
	HK$	HK$	HK$
Loss per Share under US GAAP
Basic	(2.60) cents	(291.75) cents	(152.18) cents
Diluted	(2.60) cents	(291.75) cents	(152.18) cents

Loss per ADS under US GAAP**
Basic	(25.98) cents	(2,917.51) cents	(1,521.79) cents
Diluted	(25.98) cents	(2,917.51) cents	(1,521.79) cents

** One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders’ equity/(deficit) of the differences between HK GAAP and US GAAP.

	December 31,
	Note(s)	2005	2004
		HK$ million	HK$ million

Total equity as reported under HK GAAP*		2,732	(5,700)

US GAAP adjustments*:
Goodwill — cost	(a)	141,400	141,412
Goodwill — amortization and provision for
impairment loss	(a)	(79,805)	(78,768)
Intangible assets — cost	(b)	10,818	10,694
Intangible assets — amortization and provision for
impairment loss	(b)	(9,830)	(9,676)
Investments in marketable equity securities and
derivative instruments	(c) & (m)	—	(39)
Accumulated depreciation on investment properties	(g)	(1,226)	(1,067)
Property revaluation	(g)	(132)	(130)
Deferral of up-front fees	(h)(i)	441	609
Revenue arising from pre-sales of properties under
development	(h)(ii)	69	—
Non-employee stock options	(i)	60	93
Retirement scheme costs	(k)	(434)	130
Disposal of PCCW Tower	(n)	16	—
Equity pick up of results of Reach	(o)	79	(18)
Convertible bonds	(p)	(44)	(80)
Acquisition of SUNDAY	(q)	(128)	—
Minority interests as reported under HK GAAP	(s)	(2,122)	(1,859)
Deferred taxes arising from other GAAP differences	(t)	344	49
Others	(u)	297	329

		59,803	61,679

Shareholders’ equity under US GAAP		62,535	55,979

*	Figures for 2004 have been restated as a result of adoption of new and revised HKFRSs, which are issued by the HKICPA, in 2005.

(a)	Accounting for goodwill

(i)	Prior to January 1, 2005, under HK GAAP as specified in HK SSAP 30 “Business combinations” issued by the HKICPA, any goodwill arising from transactions completed from January 1, 2001 onwards was capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period was recognized as an expense. Generally, goodwill was tested for impairment whenever there were indications that impairment may exist. However, goodwill that was taken initially to reserves arising on transactions prior to January 1, 2001 which was not restated as an asset on adoption of HK SSAP 30 in 2001 was required to be tested for impairment annually. Goodwill which was amortized over a period exceeding 20 years was also required to be tested for impairment annually. An impairment loss was recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belonged exceeded its recoverable amount, which was defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

Upon the adoption of HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets” on January 1, 2005, goodwill is no longer amortized but is required to be tested for impairment at least annually in accordance with the provisions of HKAS 36. Also, goodwill which had previously been taken directly to reserves arising on consolidation for acquisitions occurring before January 1, 2001 will not be recognized in the income statement on disposal or impairment of the acquired business, or under any other circumstances. The new accounting policy under HK GAAP has been applied prospectively from January 1, 2005 with no restatement in prior periods.

Under US GAAP as specified in the SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill and goodwill included in the carrying value of equity method investments are required to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value.

(ii)	During the year, BtN Access reporting unit has merged with the International section of the Commercial Group of TSS1 reporting unit to form a new reporting unit, PCCW Global. The goodwill related to the BtN Access reporting unit of HK$693 million and goodwill related to the International section of the Commercial Group of TSS1 reporting unit of HK$935 million, as determined using the relative fair value allocation approach as required under SFAS No. 142, was re-allocated to the PCCW Global reporting unit.

The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2005. Based on those test, the fair value of the PCCW Global reporting unit as determined by the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$1,037 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2005. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed. No impairment was recorded under HK GAAP for the PCCW Global reporting unit for the year ended December 31, 2005 as goodwill related to the TSS1 reporting unit was charged directly to reserves in prior years and no goodwill has been transferred from the TSS1 reporting unit to the PCCW Global reporting unit under HK GAAP.

In 2004, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2004, only the fair value of the TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$13,224 million for the year that has been included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed. No impairment was recorded under HK GAAP for the TSS1 reporting unit for the year ended December 31, 2004 as provision for impairment was made for the related balance of goodwill in previous years based on discounted cashflow methodology under HK SSAP 31 “Impairment of assets”.

In 2003, based on the annual goodwill impairment tests for all the reporting units as of October 31, 2003, only the fair value of the JALECO reporting unit as determined by the discounted cashflow method was less than its carrying value and the Group recorded a provision for impairment of goodwill amounting to HK$748 million for the year that was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2003.

(b)	Accounting for identifiable intangible assets

Under HK GAAP, acquired identifiable intangible assets have been limited to those assets that can be identified, controlled and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, acquired identifiable intangible assets are required to be determined separately from goodwill based on their fair value as at the acquisition date. SFAS No. 141 “Business Combinations” adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill.

In addition, SFAS No. 142 requires intangible assets with indefinite useful lives be tested for impairment in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”, while intangible assets with finite useful lives be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 requires that intangible assets with finite useful lives be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

In 2004, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of the local telephony services subscriber list determined by the excess-earnings method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$3,389 million which was included in “Provisions for impairment losses” in the consolidated income statement for the year ended December 31, 2004.

(c)	Investments in marketable equity securities

Under HK GAAP, prior to January 1, 2005, investments in marketable equity securities were classified as either investment securities or other investments. Investment securities were included in the balance sheet at cost less any provisions for impairment. Provisions, if any, were reversed to the income statement when the circumstances and events that led to the provision ceased to exist. Other investments were carried at fair value in the balance sheet and any unrealized holding gain or loss was recognized in the income statement.

Upon the adoption of HKAS 39 “Financial Instruments: Recognition and Measurement” on January 1, 2005, investments in marketable equity securities are classified as either available-for-sale financial assets or trading securities. Available-for-sale financial assets are carried at fair value and changes in fair value are recognized in the available-for-sale financial assets reserve under equity, unless there is objective evidence that an individual investment has been impaired. Trading securities are carried at fair value and recorded as financial assets at fair value through profit or loss, with any unrealized holding gains or losses arising from the changes in fair value being recognized in the income statement in the period in which they arise. The change in accounting policy under HK GAAP was adopted by way of an adjustment to the opening balance of deficit as at January 1, 2005 with no restatement of prior periods’ financial statements.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(d)	Employee stock option schemes

Prior to January 1, 2005, the Group followed the prevailing practice in Hong Kong that no accounting entry was made on grant of share options to employees.

Upon the adoption of HKFRS 2 “Share-based Payment” on January 1, 2005, the Group recognizes the fair value of share options as an expense in the income statement according to the vesting schedule, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of options granted is measured at the grant date using the trinomial option pricing model, taking into account the terms and conditions upon which the options were granted. Share options granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. In accordance with the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”, the Group has selected only the disclosure provisions related to employee stock options and follows the recognition and measurement provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations in accounting for share options granted to employees. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting was applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options was calculated and amortized to income, requiring remeasurement at each reporting date. Total options of 104,600 were re-priced with a lower exercise price in 2002 and have been remeasured at each subsequent reporting date, while other terms relating to the re-priced options remain the same. There was no re-pricing of staff options in 2005, 2004 and 2003.

(e)	Share award schemes

The Company has established two employee share incentive award schemes in 2002 under which selected employees are awarded Shares at no cost to the employees. Directors of the Company are not eligible to participate in either scheme. The Shares are either newly issued at par value or are purchased from the open market. Compensation expense for Shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period.

Under HK GAAP, prior to January 1, 2005, the amount of compensation expense was measured by the issue price of the Shares for newly issued Shares which was the par value of the Shares or the purchase price for Shares purchased from the market.

Upon the adoption of HKFRS 2 on January 1, 2005, the Group recognizes the fair value of newly issued Shares awarded as an expense in the income statement, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of newly issued Shares awarded is measured by the quoted market price of the Shares at grant date and is charged to the income statement over the respective vesting period. Newly issued Shares awarded before November 7, 2002 or awarded after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, the amount of compensation expense is measured by the quoted market price of the Shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of Shares that may be issued to an employee.

(f)	Shares granted by principal shareholder

Under HK GAAP, prior to January 1, 2005, Shares granted by the principal shareholder to employees of the Group were not recognized in the financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, the Group recognizes the fair value of Shares granted by the principal shareholder as an expense in the income statement over the respective vesting period, with a corresponding increase recognized in the employee share-based compensation reserve under equity. The fair value of the Shares granted by the principal shareholder is measured by the quoted market price of the Shares at grant date. Shares granted before November 7, 2002 or granted after November 7, 2002 but vested on or before December 31, 2004 are not expensed as they are not subject to the requirements of HKFRS 2 under the transitional provisions. This new accounting policy has been adopted retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, Shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the Shares at the date of grant and is charged to the income statement as a compensation expense when the Shares become vested.

(g)	Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Prior to January 1, 2005, changes arising on the appraised values were recognized directly in the property revaluation reserve. Upon the adoption of HKAS 40 “Investment Property”, all changes in the fair value of investment properties are recognized directly in the income statement in accordance with the fair value model in HKAS 40.

Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(h)	Revenue recognition

(i) Recognition of up-front fees

Under HK GAAP, prior to January 1, 2005, revenues were recognized when services were provided, including up-front fees received for installation of equipment and activation of customer service, among others.

Upon the retrospective adoption of HKAS 18 “Revenue” on January 1, 2005, up-front fees received for installation of equipment and activation of customer service are deferred and recognized over the expected customer relationship period of 12 years, which is estimated based on the expected stabilized churn rate.

SAB No. 104 “Revenue Recognition” issued by the SEC, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group has adopted SAB No. 104 on a prospective basis from 2000. In addition, prior to January 1, 2005, the Group amortized these up-front fees over periods of 20 years.

During the year, the Group performed a review to reassess the expected customer relationship period upon the adoption of HKAS 18. The reassessment has resulted in a change in the expected customer relationship period from 20 years to 12 years and the Group considers this to be a change in accounting estimate under US GAAP and has therefore accounted for the change prospectively from January 1, 2005.

(ii) Revenue arising from pre-sales of properties under development

Under HK GAAP, prior to January 1, 2005, revenue arising from the pre-sales of properties under development was recognized on the percentage of construction completion method.

Upon the adoption of HK-Int 3 “Revenue — Pre-completion Contracts for the Sale of Development Properties” on January 1, 2005, revenue arising from the pre-completion contracts for the sale of properties under development entered into on or after January 1, 2005 is recognized when the property is completed.

Under US GAAP, revenue arising from such contracts is accounted for using percentage of completion method.

(i)	Non-employee stock options

Under HK GAAP, prior to January 1, 2005, share options issued for the provision of goods and services were not recognized in the Group’s financial statements.

Upon the adoption of HKFRS 2 on January 1, 2005, since the share options were issued before November 7, 2002, they are not subject to the requirements of HKFRS 2 under the relevant transitional provisions and therefore the share options are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(j)	Onerous contracts

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is allowed for obligations under onerous contracts.

(k)	Retirement scheme costs

Under HK GAAP of HKAS 19 “Employee Benefits”, whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period. The Group adopted SFAS No. 87 on May 25, 2000, i.e. the date of the Company’s acquisition of HKT in 2000, for US GAAP purposes.

SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.

The accounting for retirement scheme costs is substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes.

(l)	Impairment of long-lived assets

Under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. An impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

During the year, the Group has made provision for impairment of property, plant and equipment of HK$50 million (2004: HK$29 million, 2003: HK$1,167 million) under both HK and US GAAPs, which is included in “Provisions for impairment losses” in the consolidated income statement.

In addition, during the year, the Group has made no provision for impairment of intangible assets under HK GAAP (2004: Nil, 2003: HK$351 million) and under US GAAP (2004: HK$3,389 million, 2003: HK$351 million). Provisions for impairment of intangible assets made in 2004 and 2003 were included in “Provisions for impairment losses” in the consolidated income statement. For the provisions for impairment of intangible assets made under US GAAP, please refer to note (b) above.

(m)	Derivative instruments

Under HK GAAP, prior to January 1, 2005, there were no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopted the following accounting policies under HK GAAP:

Derivative financial instruments were not recognized in the financial statements;

Premiums received or paid on written or purchased equity options were amortized over the terms of the options;

Premiums received or paid on early terminations or amendments of contract terms of the derivative financial instruments and any unamortized balance of premiums received or paid on terminated or amended derivative financial instruments were recognized in the income statement in the year of termination or amendment;

Interest income or expenses arising from the interest rate swap contracts were netted off against the related interest income or expenses applicable to the on-balance sheet items.

Upon the adoption of HKAS 39 as from January 1, 2005, all derivative financial instruments entered into by the Group are stated at fair value. Changes in fair value are recognized in the income statement as they arise, except where the derivatives qualify for hedge accounting, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. The change in accounting policy under HK GAAP was adopted by way of an adjustment to opening deficit as of January 1, 2005 with no restatement of prior periods’ financial statements.

Under US GAAP, the Company adopts SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives to be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into the income statement in the same period during which the hedged forecasted transaction affects the income statement. During the year ended December 31, 2005, the Company’s derivative instruments are either not designated as a hedging relationship or do not qualify for hedge accounting under SFAS No. 133. Therefore, changes in fair value of the derivative instruments, which was an unrealized loss of HK$206 million (2004: HK$335 million, 2003: HK$644 million), have been recognized in the income statement for the year ended December 31, 2005. The accounting treatment of derivative instruments became the same under HK GAAP and US GAAP from January 1, 2005 onwards.

In 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities which had been classified as other investments and trading securities in the financial statements under HK GAAP and US GAAP respectively. Each of these equity swap contracts comprises a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments.

Prior to January 1, 2005, there were no specific accounting standards governing equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sales was recognized in the income statement for the year ended December 31, 2002. The premium received from writing the call options was amortized over the term of the contracts. Upon the adoption of HKAS 39 on January 1, 2005, the debt instrument is carried at amortized cost while the embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. The accounting treatment became the same under both HK GAAP and US GAAP from January 1, 2005 onwards.

As at December 31, 2005, the carrying amount of the debt instrument and the compound derivatives were HK$206 million (2004: HK$202 million) and HK$60 million (2004: HK$57 million) respectively.

(n)	Disposal of PCCW Tower

The disposal of PCCW Tower by Partner Link was completed on February 7, 2005 and the cash consideration of HK$2,808 million had been fully received. Subsequent to the completion, Partner Link continues to act as the property manager and leasing agent of PCCW Tower. In addition, the Group, through PCPD, has guaranteed to the purchaser a net monthly rental of approximately HK$13.3 million for a 5-year period commencing from February 8, 2005.

Under HK GAAP, the criteria for revenue recognition have been met as the significant risks and rewards associated with the ownership of PCCW Tower have been transferred to the purchaser upon the completion of the disposal and therefore the transaction was recorded as a disposal of assets in the consolidated financial statements.

Under US GAAP, any continuing involvement of the Group in PCCW Tower such as the rental guarantee arrangement precludes the derecognition of PCCW Tower at completion until the expiry of the guarantee period. Accordingly, the transaction, during the guarantee period, is accounted for under the financing model as set out below:

PCCW Tower continues to be carried at cost less accumulated depreciation and impairment losses, while the cash consideration received is accounted for as financing received from the purchaser and would be carried at amortized cost;

The annual guaranteed payment represents the repayment of financing to the purchaser which include both interest and principal repayment. Interest cost should be imputed using PCPD’s incremental borrowing rate and charged to the income statement while the principal repayment would be deducted from the carrying value of the loan; and

Rental income and related cost of services are recognized as turnover and cost of sales of the Group.

(o)	Equity pick up of results of Reach

Under HK GAAP, no further equity pick up of the losses of Reach for the year ended December 31, 2004 has been recorded as the original investment in Reach and previous unsecured advances to Reach had been fully written off in 2003. Since the additional loan to Reach of approximately US$155.45 million (approximately HK$1,213 million) resulting from the purchase of the loan from the syndicate of banks in 2004 was fully secured, no further equity pick up of the losses of Reach by the Group is allowed under HK GAAP. While Reach reported a profit in 2005, the Group cannot resume picking up Reach’s results as the Group’s share of Reach’s current year profit is smaller than the previously unrecognized loss of Reach under HK GAAP.

Under US GAAP, regardless of whether the loan receivable from Reach is secured or not, equity pick up of the Group’s share of the losses of Reach is required in 2004. In 2005, the Group is required to pick up of Reach’s profit as there were no previously unrecognized losses.

(p)	Convertible bonds

Under HK GAAP, prior to January 1, 2005, convertible bonds issued were stated at amortized cost (including transaction costs), with any difference between the cost and redemption value being recognized in the income statement over the period of the convertible bonds on a straight-line basis.

Upon the retrospective adoption of HKAS 32 “Financial Instruments: Disclosure and Presentation” on January 1, 2005, convertible bonds issued, that are convertible into a fixed number of Shares, is accounted for as a compound financial instrument and accordingly, the proceeds are bifurcated into their liability and equity components at initial recognition. The liability component is subsequently carried at amortized cost (including transaction costs) using the effective interest method, while the equity component is recognized in the convertible note and bonds reserve until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained profits).

Under US GAAP, conventional convertible debt is usually recognized entirely as liability, unless there is a beneficial conversion feature. The convertible debts issued by the Company are denominated in United States Dollars and convertible into the Shares denominated in Hong Kong Dollars, using a fixed exchange rate. The Company considered that the conversion feature is effectively indexed to its own stock as the exchange rate movement between Hong Kong Dollars and United States Dollars since the issuance of the convertible debt is insignificant due to the pegging of the Hong Kong Dollar to the United States Dollar.

(q)	Acquisition of SUNDAY

The Group acquired approximately 59.87% interest in SUNDAY for a total cash consideration of approximately HK$1,164 million on June 22, 2005, and as a result, SUNDAY became a non-wholly owned subsidiary of the Company. The acquisition was accounted for as a business combination in accordance with HKFRS 3. Under HK GAAP, minority interest of SUNDAY at acquisition is stated at the minority’s share of the fair value of the acquired identifiable assets, liabilities and contingent liabilities. The excess of the cost of acquisition over the fair value of the Group’s share of identifiable net assets acquired is recorded as goodwill. The Group subsequently increased its interest in SUNDAY and held approximately 79.35% of SUNDAY as at December 31, 2005. No fair value exercise is performed for subsequent increase in non-controlling interest in SUNDAY because HKFRS 3 allows a step-up to fair values only at the date control is gained.

Under US GAAP, minority interest is stated at pre-acquisition carrying value of identifiable assets and liabilities acquired and only the Group’s incremental share of identifiable assets and liabilities of SUNDAY acquired are adjusted to the fair value at the date of acquisition. Subsequent increase in non-controlling interest in SUNDAY is accounted for using the purchase method.

(r)	Loss on extinguishment of debts

In prior years, the Group has applied hedge accounting under US GAAP to account for a derivative financial instrument, which was designated and qualified as a fair value hedge, and its underlying hedged debt instrument. Accordingly, the carrying value of the underlying hedged debt instrument was adjusted by the fair value gain or loss of the derivative financial instrument attributable to the hedged risk. In 2002, the Group ceased applying hedge accounting to the derivative financial instrument as the hedging relationship failed to meet the hedge effectiveness requirement of SFAS No. 133. The adjustment of the carrying value of the hedged debt instrument was then amortized to earnings over the remaining term of the debt instrument in accordance with SFAS No. 133. Upon the repurchase and cancellation of the underlying debt instrument in 2005, the Group has recognized an additional loss on extinguishment of debt amounting to approximately HK$228 million under US GAAP representing the unamortized amount of the adjustment to the carrying value of the debt instrument.

Under HK GAAP, no hedge accounting was applied to the derivative financial instrument and accordingly, no loss on extinguishment of the debt instrument was recognized in 2005 under HK GAAP.

(s)	Presentation of minority interests

Under HK GAAP, prior to January 1, 2005, minority interests in the results of the Group for the year were separately presented in the income statement as a deduction of profit/(loss) after tax before arriving at the profit/(loss) attributable to shareholders (i.e. the equity holders of the Company).

Upon the adoption of HKAS 1 “Presentation of Financial Statements” on January 1, 2005, minority interests are required to be included in the determination of the Group’s net profit or loss and total equity. This new presentation has been applied retrospectively and comparative amounts have been restated accordingly.

Under US GAAP, minority interests are deducted in the determination of the Group’s net income or loss and excluded from the Group’s total equity.

(t)	Deferred taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred tax recognized under HK GAAP and US GAAP.

(u)	Others

Included in others are certain guarantees received from a shareholder and other GAAP differences that are individually insignificant to the Group.

SIGNIFICANT DIFFERENCES FROM CORPORATE GOVERNANCE PRACTICES FOR U.S. COMPANIES

PCCW believes the following to be the significant differences between its corporate governance practices and the practices followed by U.S. companies under the NYSE listing standards.

U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. We are subject to the Code on Corporate Governance Practices of the SEHK Listing Rules (the “Code”), which requires us to disclose in our annual report prepared pursuant to the SEHK Listing Rules whether we have complied with the Code during the period covered by the annual report and any deviations from the Code with considered reasons.

Pursuant to NYSE rules applicable to U.S. companies, independent directors must comprise a majority of the board of directors while the SEHK Listing Rules require companies to have at least three independent non-executive directors. As at April 30, 2006, our Board of Directors had six independent non-executive directors, which represents more than one-third of its total members. We determine the independence of our independent non-executive directors based on criteria similar to those provided under the NYSE rules.

Pursuant to NYSE rules applicable to U.S. companies, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During 2005, our independent non-executive directors met once as a group with external auditors, but without the Chairman or management present. However, the Code has no provisions on this U.S. practice.

Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Our Nomination Committee includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director. The Nomination Committee’s terms of reference do not require the Committee to develop and recommend corporate governance principles for PCCW. As stated above, PCCW is subject to the corporate governance principles of the Code.

Pursuant to NYSE rules applicable to U.S. companies, companies are required to have a compensation committee, composed entirely of independent directors. Our Remuneration Committee, which is of similar nature, includes a majority of members who are independent non-executive directors and the Chairman of this Committee is an independent non-executive director.

Pursuant to NYSE rules applicable to U.S. companies, companies must have an audit committee that satisfies the requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, as well as the independence requirements of the NYSE, and assists the Board in its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence and the performance of our internal audit function and independent auditors. Currently, all our Audit Committee members are independent non-executive directors, whose independence has been determined based on the SEHK Listing Rules, which are similar to the criteria under the NYSE rules, and Rule 10A-3. Our Audit Committee also satisfies the requirements of the SEHK Listing Rules regarding audit committees, which are similar to those of the NYSE.

Pursuant to NYSE rules applicable to U.S. companies, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. Our share option schemes have been approved by the shareholders, but our share award schemes have been approved by our Board of Directors or the Executive Committee of our Board as shareholders’ approval for such schemes is not required under the SEHK Listing Rules.

A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. In accordance with NYSE listing rules applicable to foreign private issuers, our Group Managing Director is not required to provide the NYSE with this annual compliance certification.

DEFINITIONS

In this Summary Report, unless the context otherwise requires, the following expressions have the following meanings:

“2005 Form 20-F”	the Company’s annual report on Form 20-F for the year ended December 31, 2005

“ADS”	American Depositary Shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the United States

“APB”	Accounting Principles Board

“Company” or “PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on The Stock Exchange of Hong Kong Limited and which has securities in the form of ADS listed on the NYSE

“Group”	the Company and its subsidiaries

“HKAS”	Hong Kong Accounting Standard

“HKFRS”	Hong Kong Financial Reporting Standard

“HKFRSs”	Hong Kong Financial Reporting Standards, which collective term includes all applicable individual HKFRSs, HKASs and Interpretations issued by the HKICPA

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HKICPA”	Hong Kong Institute of Certified Public Accountants

“HK SSAP”	Hong Kong Statement of Standard Accounting Practice

“HK$” or “Hong Kong Dollar”	the lawful currency of Hong Kong

“HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong with limited liability

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“JALECO”	JALECO LTD., a subsidiary of the Company whose shares are listed on Jasdaq Securities Exchange Inc. in which the Group’s 79.35% interest was disposed of on August 19, 2005

“NYSE”	New York Stock Exchange, Inc.

“Partner Link”	Partner Link Investments Limited, an indirect wholly-owned subsidiary of PCPD

“PCPD”	Pacific Century Premium Developments Limited, a company incorporated in Bermuda and whose shares are listed on The Stock Exchange of Hong Kong Limited

“Reach”	Reach Ltd., a company incorporated in Bermuda with limited liability, which is a 50:50 joint venture between the Company and Telstra

“SAB”	Staff Accounting Bulletin

“SEC”	the Securities and Exchange Commission of the United States

“SEHK Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“SFAS”	Statement of Financial Accounting Standards

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company

“SUNDAY”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability and whose shares are listed on The Stock Exchange of Hong Kong Limited and the American depositary shares, each representing 100 SUNDAY shares, of which are quoted on the NASDAQ National Market in the United States

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability and whose shares are listed on The Australian Stock Exchange Limited

“TSS1”	the Group’s Telecommunications Services reporting unit, comprising its Hong Kong fixed-line telecommunications services, which include Internet access and multimedia content, and exclude BtN Access

“United States Dollar”	the lawful currency of the United States

“U.S.” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

INFORMATION ABOUT THIS SUMMARY REPORT

The content of this Summary Report is extracted from the 2005 Form 20-F as filed with the SEC on May 11, 2006.